03013919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Safra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Juan Consuegra (212) 704-5605
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 04 2003
WASH. D.C. SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Mark S. Grunwald, Juan Consuegra, and Frank Wanzor affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Safra Securities Corporation ("Company") for the year ended December 31, 2002, are true and correct. We further affirm that neither Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Safra Securities Corporation

By: [signature] 3/3/03
President and Managing Director — Date

By: [signature] 3/3/03
Financial & Operations Principal — Date

By: [signature] 3/3/03
Compliance Officer — Date

[signature]
Notary Public

JOSEPHINE VELAZQUEZ
Notary Public, State of New York
No. 41-4985101
Qualified in Queens County
Commission Expires Aug. 12, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Safra Securities Corporation

We have audited the accompanying statement of financial condition of Safra Securities Corporation (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

SAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 10,213,608
Receivables from clearing broker	3,923,156
Due from affiliate	823,064
Other assets	128,165
TOTAL ASSETS	$ 15,087,993

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 25,981
Securities sold not yet purchased, at market value	83,310
Total liabilities	109,291
STOCKHOLDER'S EQUITY:	
Common stock (1,000 shares authorized, at par value $.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	14,999,990
Accumulated deficit	(21,298)
Total stockholder's equity	14,978,702
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,087,993

See notes to statement of financial condition.

SAFRA SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. NATURE OF OPERATIONS

Safra Securities Corporation (the "Company") is a wholly-owned subsidiary of Safra National Bank of New York ("the Bank"). On July 1, 2001 SNBNY Holdings Limited, the parent of the Bank and the former parent of the Company, contributed 100 percent of the outstanding shares of the Company to the Bank. In addition the Bank agreed to contribute $10 million to the capital of the Company. The Bank engages in both wholesale and retail banking under a Federal charter and is a member of the Federal Deposit Insurance Corporation ("FDIC"). The Company was incorporated in Delaware on May 3, 1999. The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 ("the 1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business includes providing foreign and domestic securities brokerage services to the Bank and its affiliates. The Company also conducts proprietary trading primarily in Latin American emerging market securities as well as the related American Depository Receipts traded in the United States. All of the Company's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company maintains its accounts and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Principal Transactions - Proprietary securities transactions are recorded on a trade date basis.

Recently Issued Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Indebtedness of Others* ("FIN45"). FIN45 requires a guarantor to recognize a liability for the fair value of the obligations it has undertaken in issuing the guarantee, and elaborates on the disclosures to be made by a guarantor. The Company will adopt the initial recognition and measurement provisions of the statement for all guarantees issued after December 31, 2002, while the disclosure provisions are effective for these financial statements. Under the fully disclosed clearing agreement between the Company and its third party clearing broker, the Company is required to

indemnify the clearing broker (including reasonable attorney fees) for any losses to the clearing broker resulting from failure on the part of a customer to meet its obligation. The Company does not believe that the effect of adopting FIN45 will have a material effect on the Company's financial statements.

Income Taxes - Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred taxes be provided for all temporary differences between the book and tax bases of assets and liabilities.

There is an intercompany tax allocation agreement among the Bank and it wholly owned subsidiaries. Income tax expense/(benefit) is computed on a separate company basis with the Bank giving the benefit of losses to each individual subsidiary.

Fair Value of Financial Instruments – SFAS No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or at amounts which approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company functions as an introducing broker for its primary customer, the Bank.

Pursuant to a services agreement, the Bank charges and reimburses the Company for certain employment, occupancy and overhead costs. At December 31, 2002, the net receivable from the Bank was $823,604.

The Company had cash and cash equivalents on deposit at the Bank of $10,213,608 at December 31, 2002.

4. INCOME TAXES

At December 31, 2002, the Company had a deferred tax asset of $14,086, primarily related to the amortization of organizational costs. No valuation allowance has been recorded at December 31, 2002.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the 1934 Act, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,801,369, which was $3,701,369 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

6. EMPLOYEE BENEFIT PLANS

All eligible employees of the Company are included in the defined contribution plan of the Company.

7. CONCENTRATIONS OF CREDIT RISK

The Bank and certain affiliates are the Company's only customers. Balances resulting from the Company's brokerage and trading activities are maintained at the clearing broker. The Company's cash and cash equivalents balance of $10,213,608 is on deposit with the Bank.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at the prevailing prices. These transaction may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 21, 2003

Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

Dear Sirs:

In planning and performing our audit of the financial statements of Safra Securities Corporation (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP